October 20, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:    Medora Corp.
          Registration Statement on Form S-1
          Filed September 9, 2010
          File No. 333-169280

Dear Mr. Owings,

We represent Medora Corp. ("Medora" or, the "Company," "we," "us," or "our").  By letter dated October 8, 2010 the staff (the "Staff," "you," or "your") of the United States Securities & Exchange Commission (the "Commission") provided the Company with its comments on the Company's Registration Statement (the "Registration Statement") on Form S-1 filed on September 9, 2010. We are in receipt of your letter and set forth below are the Company's responses to the Staff's comments.  For your convenience, the questions are listed below, followed by the Company's response.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of developing a webpage that will offer group discount coupons. We note that you have has no operations, sales or revenues since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Answer: We do not believe that we need to comply with Rule 419 since we are not a blank check company. We have a specific business plan and have moved forward with our business operations. Specifically, while in the development stage, we are proceeding with our business plan by obtaining a server for our website, seeking vendors to post offers on our website, developing our website, and seeking employees to assist us in implementing our business plan. Since the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities Act.  Based upon same the S-1 has not been revised to comply with Rule 419.

Registration Statement Cover Page

2. Please note that Form S-1 does not provide a box to be checked in connection with Rule 434, which has been rescinded. Refer to Securities Act Release No. 8591 (Aug. 3, 2005). Accordingly, please remove this sentence from the registration cover page.

Answer: We have removed this sentence from the registration cover page.

3. We note that you have not checked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, based on your description of the offering, it appears that the securities will be offered on a delayed or continuous basis. Please check the box for Rule 415 or advise.

Answer: We have checked the box for Rule 415.

Summary of Our Offering, page 6

4. Prominently disclose on the first page of your prospectus summary that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, you have no or limited active business operations, as applicable, no revenues and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to continue in business. Finally in your first risk factor and in the third paragraph of your Management's Discussion and Analysis of Financial Condition and Results of Operation discussion, please clarify that it is your auditors that have raised substantial doubt as to your ability to continue as a going concern.

Answer: We have disclosed on the first page of our prospectus summary that our auditors have raised substantial doubt as to our ability to continue as a going concern. We have also disclosed that we are a development stage company with limited active business operations, no revenues and no significant assets. In addition, we have quantified the amount of funding we will need over the next 12 months. Finally, in the first risk factor and Management's Discussion and Analysis we have clarified that it is our auditors that have raised substantial doubt as to our ability to continue as a going concern.

5. We note your statement "To date, we have begun operations and..." However, your first risk factor on page eight states that you "have not commenced operations" and that you "have to complete this offering to commence operations." Please revise your disclosure here and elsewhere in your prospectus to reflect the present status of your business. In this regard, please clearly differentiate between your current operations, if any, and your planned operations throughout your prospectus. Please avoid words and phrases that could suggest to investors that you are currently engaged in operations that you have yet to commence.

Answer: We have revised the registration statement to reflect the present status of our business and have differentiated between our current operations and our planned operations. In addition, we have revised our registration statement to avoid words and phrases that could suggest to investors that we are currently engaged in operations that we have not yet commenced.

6. Since it appears that you will not generate any revenue from this offering, please explain to us why you have to complete this offering to commence operations.

Answer: We have commenced our operations. We have removed from our registration statement that we must complete this offering to commence operations.

7. Also, while keeping your summary discussion of your proposed business succinct, please expand your description of your proposed services to better explain how your business will work. For example, please describe how a customer can purchase products and services at a discount and explain how you will generate revenues from offering this service. Please make similar but expanded disclosures in your Management Discussion and Analysis of Financial Condition and Results of Operations discussion and in your Business section of your prospectus.

Answer: We have expanded our description of our proposed services to better explain how our business will work in the designated areas of our disclosure.

Risk factors, page 8

We lack an operating history. There is no assurance our future operations will....page 8

8. This risk factor suggests that you intend to purchase and sell products and hold inventory. However, under the heading "Pricing Strategies" on page 25, you disclose that you "intend to set a low commission taken by sales from [your] website, in order to get vendors to post offers on [your] website." This disclosure suggests that you will not hold inventory and instead will facilitate sales between consumers and vendors and generate revenue not through the sale of goods but rather through charging a vendor commission. Please revise your risk factor to clarify how your ability to achieve and maintain profitability and positive cash flows is dependent upon, among other things, your ability to locate distributors who will sell you their products, your ability to attract clients who will buy your products. We note similar disclosure regarding the sale of "our products" in the risk factor "We have no clients..." and "Because we are a developing company..." These are merely examples. Please revise these and any other applicable risk factors as well as disclosure throughout your registration statement consistent with this comment.

Answer: We have revised this risk factor to clarify how our ability to achieve and maintain profitability and positive cash flows is dependent upon, among other things, our ability to locate distributors who will sell us their products and our ability to attract clients who will buy our products. We have revised our disclosure throughout to be consistent with this comment.

Because we have only one officer and director..., page 9

9. Please eliminate the disclosure indicating that you believe that your sole officer will be able to monitor your controls and that the information that will be provided to investors will be accurate since it mitigates the point of the risk.

Answer: We have eliminated the disclosure indicating that we believe that our sole officer will be able to monitor our controls and that the information that will be provided to investors will be accurate.

If we are unable to meet the rapid changes in technology, our services and..., page 10

10. We note your reference to proprietary technology in the title of this risk factor. However, we cannot find your description of your proprietary technology in your prospectus and we note contradictory disclosure in your risk number 12 on page 10, where you disclose that "[n]one of Medora Corp's technology or business model particulars is proprietary." Please reconcile your disclosures or advise.

Answer: We have removed the risk factor which discloses that we have proprietary technology.

Determination of Offering Price, page 13

11. We note your disclosure that your offering price "will be determined by the prevailing public market price..." This disclosure is inconsistent with your disclosure elsewhere in the registration statement that the price of your shares will be fixed at $0.0015 per share until such time as your common stock becomes traded on the Bulletin Board. Please revise your disclosure accordingly and indicate that your shares may not become traded on the Bulletin Board or another exchange.

Answer: We have revised our registration statement consistently throughout to disclose that the price of our shares will be fixed at $0.0015 per share until such time that our common stock becomes traded on the Bulletin Board. We have also revised our disclosure to indicate that our shares may not become traded on the Bulletin Board or other exchange.

Plan of Distribution, page 13

12. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Answer: We have alerted investors at the beginning of this section that there is currently no market for any of our shares, and that we cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may not be sustained even if developed.

13. Please revise your disclosure here and elsewhere in your prospectus to clarify that, to be quoted on the Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the Bulletin Board on your behalf. Explain what effect quotation on the Bulletin Board will have on your liquidity.

Answer: We have revised our disclosure here and throughout our prospectus to clarify that to be quoted on the Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. We have also revised our disclosure to clarify how long this takes and whether we have engaged a market maker to apply for quotation on the Bulletin Board on our behalf. Lastly, we have explained what effect quotation on the Bulletin Board will have on our liquidity.

Management's Discussion and Analysis of Financial Condition and Results..., page 16

14. You state in the fourth full paragraph under this heading that you will need to find alternative sources of capital and you include among the potential alternative sources loans from your officer. Note 2 to your financial statements indicates that your "sole officer and director is unwilling to loan or advance any additional capital to the Company, except for the costs associated with the preparation and filing of reports with the Securities and Exchange Commission ("SEC")." Please revise your disclosure under this heading or advise.

Answer: We have revised our disclosure under this heading.

15. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Further, please discuss in reasonable detail:

  Economic or industry-wide factors relevant to your company,
  Material opportunities, challenges, and
  Risk in the short and long term and the actions you are taking to address them.

Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Answer: We have expanded this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way. We have further discussed key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of our operations. We have also addressed the foregoing bullet points in reasonable detail.

Liquidity and capital resources, page 19

16. Please expand your discussion to specifically address liquidity on both a short term and long term basis. Refer to instructions 2 and 5 of Item 303(a) of Regulation S-K. Please specifically address your ability to meet your cash needs for the next 12 months as you develop your "growth strategy" as well as the long-term in light of anticipated capital expenditures and commitments.

Answer: We have revised our disclosure to address liquidity on a short term and long term basis. We have specifically addressed our ability to meet our cash needs for the next 12 months as we develop our growth strategy as well as the long term in light of anticipated capital expenditures and commitments.

Business, page 20

General, page 20

17. We note your disclosure under the heading "Liquidity and capital resources" on page 19 that you have executed a consulting agreement with Executive Consulting Services to provide administrative and operational advice. We also note that your sole officer will devote 15 hours a week to your operations. Please describe under this heading in greater detail the responsibilities of each of ECS and your sole officer and director in the operations of your business.

Answer: We have described under this heading in greater detail the responsibilities of each of ECS and our sole officer and director in the operation of our business.

Industry Background and Analysis, page 20

18. We note your discussion of Social Networking, Word of Mouth Marketing, Loyalty Marketing and The Team Marketing Concept. Except for your discussion of your Frequent Loyalty Card, you do not explain how you will use these methods to reach your customer or promote your business. Please revise accordingly.

Answer: We have explained how we will use these methods to reach our customers or promote our business.

Similar Business Models from the United States, page 21

19. Please disclose your basis for your assertion that Groupon.com is "[o]ne of the most popular companies in the U.S. that depends on word of mouth and viral marketing..." and for the assertion that Groupon.com has had "initial success." If these statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Answer: We have revised these statements to disclose that this is management's belief and have included an explanation for the basis of such belief.

Our Operations and Strategies, page 22

20. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. By way of example only, please revise your disclosure to address the following:

  Please describe in more detail the status of the development of your website, including when you expect the website to be operational, the related costs associated with your website development and the source or sources of capital for these costs. We note your disclosure in the first paragraph of your prospectus summary that your "webmasters have begun designing [your] website" as well as your risk factor disclosure in number nine on page 10 that your operations depend entirely on the Internet. We also note your disclosure in the second full paragraph on page 16 that "no revenues are anticipated until [you] complete the development of [your] website."
  Generally, please discuss in greater detail the intended operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. We note the disclosure in your third paragraph under the heading "Management's Discussion and Analysis..." that you "must raise cash to implement [your] project and begin [your] operations." Under this heading an under the heading "Management's Discussion and Analysis...," please quantify the amount you will need to raise and discuss in reasonable detail the purposes for which your estimated cash needs will be used. Descriptions of your planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event you have to scale back your operations if you do not generate revenue or are unable to obtain financing to meet your estimated cash needs. Please also include in this discussion the anticipated timing for the various planned expenditures. In addition, please include in your estimated cash needs, the $1,000 per month payable to Executive Consulting Services pursuant to your consulting agreement or tell us why it is not appropriate to do so.

  Please discuss the steps you have taken to date, if any, to identify participating vendors in Jamaica. In this regard, please also disclose whether you have established or, if not, when you expect to establish standard contracts or arrangements for participating vendors or terms of use for participating consumers.
  Please discuss the effect of existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.
  In your disclosure, please address how you plan to accomplish these steps in your timeline with your sole officer and director dedicating 15 hours a week to your business.

We may have further comment upon reading your response and revisions.

Answer: We thoroughly revised this section to clarify and better describe the status of our current operations and our proposed business operations. We have addressed each individual bullet point accordingly.

Description of Securities, page 33

21. You state that your authorized capital stock consists of 100,000,000 shares of common stock; however, your charter indicates that you also have 100,000,000 shares of preferred stock authorized. Please revise. Since it appears that this preferred stock is blank check preferred, please also provide the disclosure required by Item 202(a)(4) of Regulation S-K.

Answer: We have revised our registration statement to disclose that we have 100,000,000 shares of preferred stock authorized and have provided disclosure required by Item 202(a)(4) of Regulation S-K.

22. In the last paragraph under the heading "Common Stock," you state that "...all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable." Since all of the shares that are the subject of this offering have been issued and currently are outstanding, please revise. In addition, since the statements in this sentence are legal conclusions that only the registrant's counsel may make, please revise to clarify, if true, that this is counsel's conclusion. You should also identify counsel and refer readers to the legality opinion.

Answer: We have revised this section to disclose that all of the shares that are the subject of this offering have been issued and currently are outstanding.

Part II, page 45

Item 16. Exhibits, page 46

23. Please file the form of subscription agreement for each of the private placements through which the selling stockholders acquired their shares.

Answer: We have filed the form of subscription agreement as exhibit 99.1 for each of the private placements through which the selling stockholders acquired their shares.

Exhibit 5.1

24. In the third paragraph, the opinion references shares being issued "upon conversion of the overlaying securities." As this is an offering of outstanding common stock by selling shareholders and the common stock to be sold does not appear to involve any conversion of overlaying securities, please have counsel revise or advise.

Answer: Legal counsel has revised its opinion by removing the "upon conversion of the overlaying securities" language.

If you have any questions during the review of our amended registration statement please feel free to contact Anslow & Jaclin at 732-409-1212.

Very truly yours,

ANSLOW & JACLIN LLP

By: Anslow & Jaclin, LLP